MAXUS CAPITAL CORP.
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P.O. Box 34729*North Kansas City, MO 64116*(816)303-4500*Fax (816)221-1829


July 27, 2001


Re:  Bruce Mills Letter of July 24, 2001


Dear Limited Partner/Assignee:

We continue to feel compelled to respond to Bruce Mills' allegations. We apologize for the many letters, but will continue to keep you updated.

1) In Mr. Mills' letter to the limited partners dated July 24, 2001, he alleged, "Up until the recent declaration of the $10 distribution, in the middle of June, General Partner had not seen fit to pay distributions to us; in fact, the General Partner's stated strategy was to stock-pile funds in the Partnership so that it could repurchase units at significantly discounted prices, thereby solidifying its control of the Partnership." THIS IS NOT TRUE. Mr. Mills has repeatedly made false allegations regarding our strategy. The Partnership purchased units because it was beneficial for the Partnership and offered immediate liquidity to limited partners wishing to sell. We continue to point out, as a result of the repurchase, each remaining Limited Partner units, including Mr. Mills', increased in estimated liquidation value from $530 to $567. Each remaining limited partners' control has increased pro rata, including affiliates of the General Partner.

2) Mr. Mills stated on page two of his July 10, 2001, letter to the limited partners: "The General Partner asserts disingenuously that its general partnership interest is the same both before and after the self tender and that only the limited partners' interests increased by approximately 11%. The General Partner fails to state that 1,885 of the outstanding limited partnership units, the largest ownership block in the Partnership, is held by Bond Purchase, L.L.C., an entity which is 86% owned by David L. Johnson, a principal of the General Partner. Without any cost to Bond Purchase or to Mr. Johnson, the self tender by the Partnership increased Bond Purchase's interest in the Partnership from 13.9% before the self tender to 15.5%, thus incrementally increasing its control of the Partnership." Mr. Mills is correct that Bond Purchase's percentage ownership position in the partnership increased due to the Partnership's tender offer. However, what Mr. Mills failed to point out is that every limited partner not tendering their units, including Mr. Mills, increased their control over the Partnership. There is no magic to this. Rather, it is simple arithmetic. If the number of outstanding units decrease then each remaining outstanding unit will have a greater percentage ownership in the partnership.

3) The price that Mr. Mills is offering is approximately $167 below the estimated fair market liquidation value of the Partnership. Mr. Mills only addressed the appraised liquidation value of the Partnership once in his Offer to Purchase dated July 10, and we feel that it is very important that the limited partners make a decision based on ALL of the facts. In the Partnership's previous issuer tender offer, the higher appraised valuation has indicated three separate times in the offer to purchase. We want to make sure you make your decision on ALL of the facts.

4) We believe Mr. Mills is hiding his true intention to the limited partners with respect to his plans for the Partnership in the event he gains a majority interest in outstanding units of the Partnership. A careful read of Mr. Mills tender offer looks very similar to the attempted actions of the Partnership's old general partner that we replaced. As most of you remember, the previous principals of the General Partner had entered into a contract to sell the Partnership's

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     other asset (a Burnsville, Minnesota shopping center) for $3,400,000 to its affiliate. Our affiliate, as a Limited Partner, sued to stop this. We successfully settled this litigation whereby the previous principals of the General Partner were removed and our affiliate took over. We are afraid that if Mr. Mills gains control the limited partners will feel a sense of deja vu.

          In Mr. Mills' Offer to Purchase (see Summary Term Sheet, Reasons for the Offer), Mr. Mills states that "Woodhollow Apartments is an attractive property for me to own and manage at the offer price." Next in the third Risk Factor Mr. Mills states, "I intend to sell Woodhollow Apartments, dissolve the partnership and distribute the partnership's net assets in accordance with the partner's then current ownership interests prior to the maturity of the existing first mortgage on the Woodhollow Apartments." If you piece these two concepts together, the clear implication is that Mr. Mills true intentions are likely to take control and then sell the "attractive property" to himself or one of his affiliates. Although this does not affect the tendering limited partners, it does affect those that choose to not tender their units.

          Do the limited partners really want to subject themselves to a general partner so similar to the general partner they recently removed in 1999? We do not believe limited partners would want to be in that situation again, especially in light of all the progress that we have made since we became the general partner. Six months after taking over as the general partner we were able to sell one of the Partnership's property for $5,100,000, which we believe this exercise of fiduciary power made nearly $1,700,000 more for the Partnership.

          Mr. Mills ended his July 24, 2001, letter to the limited partners with this question, "Is the General Partner concerned about your economic interests or its own"? The better question is, if Mr. Mills believes we are such a bad General Partner why is he so anxious to buy your units? We believe the reason is simple. The Partnership's sole asset, the Woodhollow Apartments, is a valuable and well-located apartment complex in St. Louis near Mr. Mills' other properties. Mr. Mills would like to take control of the Partnership and then sell this asset to himself at a discount.

5) On the first page of Mr. Mills' letter to limited partners on July 10, 2001, he implies that the Partnership had a duty to either sell units to him or forward on his speculative offer to the limited partners. As the general partner of Maxus 4, we have no authority to sell units to a purchaser. The decision is up to each of you, as individual limited partners, to sell your units and for an interested purchaser of units to contact you. Mr. Mills had the right to comply with the SEC's tender offer rules to make an offer to the limited partners, but he chose not to do this. In his letter to us dated May 29, 2001, he never implied that he wanted to negotiate a transaction with the Partnership. Instead, he wanted to buy units. He wanted to control the Partnership not acquire the units.

6) In Mr. Mills last letter to the limited partners dated July 24, 2001, he waived "absolutely and irrevocably" his "prime" condition that the minimum amount of tendered units must be enough for him to obtain the majority of the outstanding units of the Partnership. We are very pleased that Mr. Mills addressed this misleading condition and waived it completely, our only regret is that he is not more forthcoming and clear with respect to these other misleading points we have addressed in this letter. We still believe that Mr. Mills still wants to control over 50% of the units in the Partnership. As we previously told you we believe if this happens this will be an event of default under the Partnership's loan agreement.

THE GENERAL PARTNER HAS NO INTENTION TO AND WILL NOT SELL AT A DISCOUNT.

     Since we have taken over as General Partner, all focus has been on increasing the value of the Partnership. To that end we have:

     1) Sold the Partnership's other asset through third party brokers for $1,700,000 more that the old principals had informed you it was worth.

     2) Refinanced the property to a fixed rate (7.45%) at lower interest costs.

     3)   Started a quarterly dividend.

     4) Had the Partnership, not the General Partner or its affiliates, purchase units at a resulting increase in liquidation value for the Partnership.

Only after the above four (4) steps were taken did Mr. Mills, a limited partner for over 16 years, decide to commence the tender offer.

Based on the foregoing, we continue to recommend rejecting Mr. Mills' offer.


Please note that in our Schedule 14D-9 we stated the following: "This letter may contain projections and other forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. Such projections or statements include Maxus 4's current views with respect to future events and the financial performance of Maxus 4's interests in the Partnership. No assurances can be given, however, that these events will occur or that such projections can be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in Maxus 4's periodic reports filed with the Securities and Exchange Commission." However, The safe harbor for forward-looking statements provided in the private securities litigation reform act does not apply to statements made in connection with tender offers, as is the case in this situation.